UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-36810

CMB.TECH NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

+32-3-247-59-11
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of press release of CMB.TECH NV (the “Company”), dated April 10, 2025, announcing that the Company has published its annual report in accordance with Belgian law for the year ended December 31, 2024 on its website and filed its Form 20-F for the year ended December 31, 2024 with the U.S. Securities and Exchange Commission.

Attached hereto as Exhibit 99.2 is a copy of the Company’s annual report for the year ended December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CMB.TECH NV
(Registrant)

Dated: April 10, 2025

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer